Filed by Citigroup Inc.Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 31, 2007

Nikko Cordial Corporation

October 31st 2007

Nikko Cordial Corporation

Partial Amendment to the Articles of Incorporation

Please be informed that, Nikko Cordial Corporation (the Company) at its Board of Directors Meeting today, decided to propose a partial amendment to the Articles of Incorporation at the Extraordinary General Shareholders Meeting (EGSM) scheduled to be held on December 19, 2007.

1. Reasons for the Amendment

1) The “Law for Partial Revision of the Securities Law” (Law No. 65 of 2006) and the “Law for Making the Concerned Laws Consistent after the Enforcement of the Law for Partial Revision of the Securities and Exchange Law” (Law No. 66 of 2006) came into force on September 30, 2007. As a result, the “Securities and Exchange Law” (Law No. 25 of 1948) was re-incorporated into the “Financial Instruments and Exchange Law”. Accordingly, “securities business”, “investment trust management business”, “investment advisory business”, etc. have been changed to “financial instrument business”. The proposed amendments to the Articles of Incorporation are intended to reflect such changes.

2) Upon the approval of “Approval of the share exchange agreement between the Company and Citigroup Japan Holdings” at the EGSM, Citigroup Japan Holdings (CJH) will become the sole shareholder of the Company on the effective date of the share exchange, and there will be no need for the provision on the record date for the general shareholders meeting. Accordingly, the current Article 13 (Record Date) is to be deleted.

3) Under Article 36 of the Articles of Incorporation (Business Year),the business year of the Company currently starts on April 1 and ends on March 31 of the next year, but we change the business year to the business year commencing on January 1 and ending on December 31 of the same year. This new business year will correspond to the business year of Citigroup Inc. and CJH. Furthermore, in association with this change, we also propose to amend Article 14 (Convocation) accordingly. Despite the provisions in Article 35 (Business Year), after the amendment, the 67th business year starting on April 1, 2007 will be shortened to 9 months and will end on December 31, 2007.

4) The Article numbers and other phrases and expressions will be adjusted in accordance with these amendments.

2. The Amendments

For details about the amendments, please see the attachment.

3. Schedule

EGSM for the Amendment to the Articles of Incorporation: Wednesday, December 19, 2007

Effective date of the amendments: Wednesday, December 19, 2007

[Attachment] The Amendments

(The underlined parts are subject to the amendment)

Before Amendment	After Amendment

Article 3. (Purpose)

The purpose of the Company shall be to own shares in the companies engaged in the following business activities and in the foreign companies engaged in similar business activities with the purpose of controlling and managing business activities of such companies.

(1) Securities business, as defined in the Securities and Exchange Law, and other business activities relating to such securities business;

(2) Any business that a securities company may undertake under the Securities and Exchange Law, in addition to the business mentioned in the preceding paragraph;

(3) Management business of investment trusts and investment companies' asset management business under the Law concerning Investment Trust and Investment Companies;

(4) Business of an asset custodian company under the Law concerning Investment Trust and Investment Companies;

(5) Investment advisory business or business relating to discretionary investment contracts under the Law for the Control, etc. of Securities Investment Advisory Business;

(6) Trust business under the Trust Business Law, agent business of trust contract and sales of beneficial interest in trust;

Article 3. (Purpose)

The purpose of the Company shall be to own shares in the companies engaged in the following business activities and in the foreign companies engaged in similar business activities, with the purpose of controlling and managing business activities of such companies.

(1) Securities business, as defined in the Financial Instruments and Exchange Law, and other business activities relating to such financial instruments business;

(2) Any business that a financial instruments company may undertake under the Financial Instruments and Exchange Law, in addition to the business mentioned in the preceding paragraph;

(Deleted)

(Deleted)

(Deleted)

(3) Trust business under the Trust Business Law and agent business of trust contract;

(7) ∫ (Omitted) (12)	(4) ∫ (Not to be changed) (9)
(13) Business to provide education and training for the employees of business enterprises engaged in securities business or other financial operations;	(10) Business to provide education and training for the employees of business enterprises engaged in financial instruments business or other financial operations;
(14) ∫ (Omitted) (32)	(11) ∫ (Not to be changed) (29)

Article 13. (Record Date)

Shareholders entitled to exercise their rights at the ordinary general meeting of shareholders shall be those appearing on the register or on the record of shareholders with voting rights as of March 31 each year.

2.      Notwithstanding the provisions of the preceding subsection, the Company may, in accordance with a resolution of the Board of Directors or a determination of Executive Officers authorized by a resolution of the Board of Directors and upon setting a record date after the final day of a business year by giving public notice in advance, determine that shareholders appearing on the register or on the record of shareholders with voting rights at the closing of such a fixed date are shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders of that business year.

3.      In addition to the preceding two subsections or except as otherwise set forth by these Articles of Incorporation, whenever necessary, the Company may, in accordance with a resolution of the Board of Directors or a determination of Executive Officers authorized by a resolution of the Board of Directors and upon setting a record date by giving public notice in advance, determine that shareholders or registered pledgees appearing on the register or on the record of shareholders at the close of such a fixed date are shareholders or pledgees who are entitled to exercise their rights.

(Deleted)

Article 14. (Convocation)

The ordinary general meeting of shareholders shall be convened within three (3) months after April 1 of each year and extraordinary meetings of shareholders shall be convened whenever necessary.

Article 15

∫ (Omitted)

Article 35

Article 13. (Convocation)

The ordinary general meeting of shareholders shall be convened within three (3) months after January 1 of each year and extraordinary meetings of shareholders shall be convened whenever necessary.

Article 14

∫ (Not to be changed)

Article 34

Article 36. (Business Year) The business year of the Company shall one (1) year from April 1 of each year to March 31 of the following year. Article 37 ∫ (Omitted) Article 38	Article 35. (Business Year) The business year of the Company shall commence on January 1 and end on December 31 of every year. Article 36 ∫ (Not to be changed) Article 37

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This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus that is included in the registration statement because it contains important information. Shareholders are able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 1 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.